

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2023

Neill P. Reynolds
Executive Vice President and Chief Financial Officer
Wolfspeed, Inc.
4600 Silicon Drive
Durham, North Carolina 27703

> **Re: Wolfspeed, Inc.**
> **Form 10-K for the Fiscal Year Ended June 26, 2022**
> **Filed August 22, 2022**
> **Form 8-K Filed January 25, 2023**
> **File No. 001-40863**

Dear Neill P. Reynolds:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 26, 2022

Results of Operations - Revenue, page 32

1. We note from your disclosure on page 4, and elsewhere, that you mainly offer your customers three product groups (i.e., (i) Silicon Carbide and Gallium Nitride Materials, (ii) Power Devices, and (iii) Radio Frequency Devices) which are targeted at different end markets and customer groups. Please revise this section in future filings to discuss the revenues earned from each product group and to provide a more insightful and quantified discussion of how each product group contributed to and impacted your revenues and results of operations in each reported period. Refer to Item 303(b)(2) of Regulation S-K.

2.   In this regard, tell us how you considered the guidance in ASC 606-10-50-5 relating to the disaggregation of revenue in concluding not to provide disclosure of revenue by group of product in this filing.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Segment Information, page 54

3.   We note your disclosure that you have one operating and reportable segment. We also note that you offer your customers three product groups (i.e., (i) Silicon Carbide and Gallium Nitride Materials, (ii) Power Devices, and (iii) Radio Frequency Devices) which, with some overlap, are targeted at different end markets and customer groups. Further, we note from your website that there is a Senior Vice President who is the general manager for each of these business units. Please address the following:

- Tell us how you considered these business units in your conclusion that you have one operating and reportable segment. Please refer to ASC 280-10-50 and tell us whether each business unit meets the definition of an operating segment.

- Specifically describe any discrete financial information available at the business unit level.

- To the extent you are relying on the aggregation criteria outlined in ASC 280-10-50-11, please explain how the units or operating segments met each criterion.

- Tell us the title and describe the role of each of the individuals who report to your CODM. In particular, provide us with a clear and detailed description of the role of the individuals identified on your website as (i) SVP & GM, Materials, (ii) SVP &GM, Power and (iii) SVP & GM, RF.

- Tell us how you considered these three business units in determining the appropriate level at which you should conduct impairment testing for goodwill.

4.   Tell us how you considered the guidance in ASC 280-10-50-40 in concluding that information about revenue by group of products was not required.

Form 8-K Filed January 25, 2023

Exhibit 99.1, page 7

5.   We note you adjust certain non-GAAP financial measures for "Factory start-up and underutilization costs" and "Project, transformation and transaction costs." It appears to us that factory start-up and underutilization costs and internal transformation program costs included in project, transformation and transaction costs are normal recurring operating costs necessary to operate your business. Please explain to us how you determined these adjustments are appropriate based on the guidance in Question 100.01 of

the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP financial measures in future filings.

6.   You disclose that you exclude stock-based compensation expenses from your non-GAAP measures because they are non-cash expenses that you do not believe "are reflective of ongoing operating results." Given that you routinely utilize stock options, restricted stock, performance stock awards and employee stock purchases to compensate employees, stock-based compensation expenses appear to be reflective of ongoing operating results. Please revise your future filings to eliminate this confusing disclosure. Consider revising your disclosure to state instead that you exclude the amounts because they are non-cash expenses.

7.   Similarly, your disclosure that you exclude amortization or impairment of acquisition-related intangibles from non-GAAP measures because they arise from your prior acquisitions "and have no direct correlation to the ongoing operating results" of your business is confusing, as the acquired intangible assets that are not yet fully amortized would be used to generate revenues in future periods. Please revise your description of this adjustment in future filings to eliminate this confusing language, or advise us.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Jeff Gordon at 202-551-3866 or Martin James at 202-551-3671 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing